Filed by Penn-America Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn-America Group, Inc.

Commission File No.: 0-22316

United America Indemnity, Ltd.

Combining Three Niche E&S Specialists

October 2004

United America Indemnity, Ltd.

Safe Harbor Statement

Safe Harbor statement:

This release contains forward-looking information about United National Group, Ltd., Penn-America Group, Inc. and the combined operations of United National Group, Ltd., Penn-America Group, Inc. and Penn Independent Corporation after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies.

UNGL’s and PNG’s businesses and operations, as well as the combined business and operations of United America Indemnity, Ltd., are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: (1) ineffectiveness of their business strategy due to changes in current or future market conditions, (2) the effects of competitors’ pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products, (3) greater frequency or severity of claims and loss activity than their underwriting, reserving or investment practices have anticipated, (4) decreased level of demand for their insurance products or increased competition due to an increase in capacity of property and casualty insurers; (5) risks inherent in establishing loss and loss adjustment expense reserves; (6) uncertainties relating to the financial ratings of their insurance subsidiaries; (7) uncertainties arising from the cyclical nature of their business; (8) changes in their relationships with, and the capacity of, their general agents; (9) the risk that their reinsurers may not be able to fulfill obligations and (10) uncertainties relating to governmental and regulatory policies. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in UNGL’s and PNG’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, as well as in the materials to be filed with the U.S. Securities and Exchange Commission (SEC). See “Additional Information” below. Neither UNGL nor PNG makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

United America Indemnity, Ltd.

Safe Harbor Statement

Additional Information:

UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at ww.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

United America Indemnity, Ltd.

United America Indemnity, Ltd. Transaction Highlights

Three leaders in excess and surplus lines specialty property & casualty industry

United National Group, Ltd.

Penn-America Group, Inc.

Penn Independent Corporation

Outstanding historical operational performance and prospects for growth

UNGL historical average adjusted combined ratio of 95% (20 years)

PNG historical average adjusted combined ratio of 97% (since public)

Longstanding relationships with 150 market-leading general agents

Increased market size, asset base, agency networks and public float

PIC opportunity

Immediate value creation for shareholders

Increase in financial stability, diversity and strength

More than $700 million in premiums and commissions

More than $1.1 billion in cash and invested assets

Approximately $550 million in shareholders’ equity

Pro Forma market capitalization of $568 million

United America Indemnity, Ltd.

Summary of UAI Business Combination Terms

Parent United America Indemnity, Ltd. (NASDAQ / “UNGL”)

Base Platform United National Group, Ltd.

Acquired / Merged Penn-America Group, Inc. (NYSE / “PNG”)

Penn Independent Corp. (“PIC”), a privately-held insurance agency which owns 31.4% of PNG and three independent brokerage businesses

PNG Public Consideration

$15.375 per PNG share ($156 million)

$13.875 of UNGL Class A common shares per PNG share

$1.50 cash per PNG share

PIC Consideration

$97 million cash transaction

PNG shares - $13.39 per share for 4.8 million shares of PNG stock (including options)

Agency businesses - $32 million

Expected Closing First quarter 2005

Approvals Required Customary regulatory and shareholder approvals for PNG and UNGL

United America Indemnity, Ltd.

UAI Management Organization Structure

United America Indemnity, Ltd.

CEO – David Bradley

President – Jon Saltzman

CFO – Kevin Tate

Penn-America Group

CEO – Joe Morris

United National Group

CEO – Bill Schmidt

Wind River (Bermuda)

CEO – Seth Freudberg

Businesses will remain separate and retain their identities in the marketplace

Penn Independent Corporation

CEO – Bob Lear United America Indemnity, Ltd.

Complementary Operations

Property Property

General Liability General Liability

Umbrella Umbrella

Professional Liability

Commercial Binding Authority Commercial Binding Authority

Specialty Specialty

Umbrella Umbrella

Professional Liability

Other Primary Liability

65 85

$2,000 $5,000

Countrywide—Suburban Countrywide—Urban and

and Rural Communities Suburban Communities

Family-run General Agencies General Agencies and Wholesale Brokers

85% 66%

Penn-America

United National

Business Lines

Client Focus

Number of Agents

Average Policy Size

Geographic Focus

Distribution

E & S Proportion

United America Indemnity, Ltd.

Comparison of LTM Business Mix- Net Premiums Written

United National Group

Penn-America Group

Pro Forma

Last Twelve Months NWP- $228 million

Last Twelve Months NWP- $209 million

Last Twelve Months NWP- $437 million

1) LTM Period ending June 30, 2004

CBA-UNGL 19%

Speciality Lines 11%

Umbrella 3%

Professional Lines 11%

P&C10%

CBA- PNG 46%

CBA 36%

P&C 20%

Professional Lines 20%

Speciality Lines 20%

Umbrella 4%

Specialty Lines2%

Umbrella 2%

CBA 96%

United America Indemnity, Ltd.

Financial Profile of the Combined Business

UNGL

PNG

PIC

PRO FORMA TOTAL

INCOME STATEMENT (a)

Gross Written Premiums

$512

$244

NA

$756

Net Written Premiums

228

209

NA

437

Premiums Earned & Net Commissions

191

182

25

398

Net Income

28

19

3

50 (b)

BALANCE SHEET

(a)

Cash & Investments

$841

$371

$0

$1,100

(b)

Shareholders’ Equity

402

134

4

543

(b)

Assets

2,736

485

46

3,267

(b)

AM BEST AND MARKET DATA

Rating

A (“Excellent”)

A- (“Excellent”)

NA

Market Capitalization

$427

$221

$32

$568

(b)

a) Income Statement is from last twelve months ending June 2004. Balance sheet is GAAP June 2004. All data in millions.

b) On a consolidated basis pro forma for the transaction. Cash is adjusted to reflect cash uses for transaction consideration.

Book value is UNGL book value plus $141mm equity issued for the transaction. PIC is pro forma to adjust for investment in PNG.

Pro Forma net income is historical for last twelve months and does not reflect transaction adjustments or cost synergies.

Market capitalization is UNGL market capitalization plus UNGL equity issued to PNG public shareholders.

United America Indemnity, Ltd.

Strong Capital Base

($ in millions)

Capital UNGL PNG Pro Forma

Total Preferred & Debt (1) (2) $102 $30 $137

Total GAAP Equity 402 134 543 (3)

Total Capital 505 164 680

Total Preferred & Debt / Capital 20.3% 18.3% 20.2%

Net Premiums Written/ GAAP Equity 0.6x 1.6x 0.8x

Net Premiums Written + Net 1.3x 2.8x 1.7x

Reserves/ GAAP Equity(4)

Reinsurance Recoverables/ GAAP 2.4x 0.3x 1.9x

Equity (5)

Note: All financial statistics are as of June 30, 2004.

(1) Includes $60 million of long-term trust preferred obligations.

(2) Includes $5 million of debt at PIC.

(3) Book value is UNGL book value plus $141 million equity issued for the transaction.

(4) Reserves are gross reserves less reinsurance recoverables

(5) Net of collateral

United America Indemnity, Ltd.

Financial Benefits to the Transaction

Efficient use of UNGL’s investable cash

Approximately 10% after-tax ROI

Accretive on an earnings basis to UNGL shareholders based on consensus EPS and ROE, creating long-term UNGL shareholder value

Acquisition premium paid to PNG public shareholders is also accretive on an earnings basis

Joint proxy statement to be filed in November 2004

United America Indemnity, Ltd.

United America Indemnity, Ltd. Transaction Highlights

Three leaders in excess and surplus lines specialty property & casualty industry

Outstanding historical operational performance and prospects for growth

Longstanding relationships with 150 market-leading general agents

Increased market size, asset base, agency networks and public float

Immediate value creation for shareholders

Increase in financial stability, diversity and strength

United America Indemnity, Ltd.

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